SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) No. 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or the “Company”) (B3: CSNA3; NYSE: SID), pursuant to Article 157, Paragraph 4, of Brazilian Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby informs its shareholders and the market that its subsidiary, CSN Mineração S.A., announced today a temporary reduction in the production of lower-grade iron ore at the dry processing plant of the Pires Complex, located in Ouro Preto, Minas Gerais. The decision reflects more challenging market conditions, including pressure from higher freight costs. The measure may be reversed at any time, with no material impact, should market conditions support stronger margins for this type of ore.

As a result of the temporary reduction in production volumes and the lower volume of third-party ore purchases expected over the coming months, the Company has revised its previously disclosed guidance as follows:

(i)	Revision of the 2026 production and third-party ore purchase volume guidance from a range of 45.0–47.0 Mt to a range of 39.0–41.0 Mt.
(ii)	Revision of the 2026 C1 cash cost guidance from a range of US$22.0/ton to US$23.5/ton to a range of US$25.0/ton to US$26.0/ton.

Such guidance will be included in Section 3 of the Company’s Reference Form and will be made available, within the applicable legal deadline, on the CVM’s website at http://www.cvm.gov.br/ and on the Company’s Investor Relations website at http://ri.csn.com.br/.

CSN clarifies that the information disclosed herein constitutes estimates and is subject to market factors beyond the Company’s control. Accordingly, such information does not constitute a guarantee or promise of performance by the Company and/or its management and may therefore be subject to further changes.

The Company will keep its shareholders and the market in general informed of the resumption of activities.

São Paulo, September 29, 2026.

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.